Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
~~re 098632~~
62706666
64136391

04012059

8 January 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

SUPPL

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 10,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 10,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 08 DAY OF JANUARY 2004

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 10,000   SHARES/STOCK UNITS OF $0.50   EACH FULLY PAID

ARISING FROM THE 10,000   OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

    (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	775,065,591	387,532,795.50	Before Exercise : 13,336,166
			Add Exercise	10,000	5,000.00	Less Exercise : (10,000)
			After Exercise	775,075,591	387,537,795.50	Outstanding : 13,326,166

3. Outstanding Warrants/TSR   :

    Outstanding Convertible Bonds:

    Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.

    Name   : Caroline Chang

    Authorised Signature :

    Designation   : Secretary

    Date   : 8 January 2004

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
10000	$3.84	38400	Lam Chee Kin
	Total value of shares exercised =	38400	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.34		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ] Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] Retrieve Address

Block/House No. : [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]

[   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] Search

Registration No. : *   [198003912M] Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   10000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   07/01/2004   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	**Share payable in cash**	**For a consideration other than cash**	**Share Capital / Allottees Particulars**	**List of Shareholders after the allotment**	**Summary of Capital**

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares : Ordinary Preference Others

Amount of Issued Share Capital : **387537795.50 0.00 0.00**

Amount of Paid-up Share Capital : **387537795.50 0.00 0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

8 January 2004

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 10,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 10,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Tamasek Holdings
(Mr Jeffrey Chua)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	775,065,591	
SHARE OPTION SCHEME	10,000	07.01.2004
TOTAL	775,075,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

2 December 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 26,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 26,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 02 DAY OF DECEMBER 2003

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __26,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __26,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

    (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	775,039,591	387,519,795.50	Before Exercise : 13,362,166
			Add Exercise	26,000	13,000.00	Less Exercise : (26,000)
			After Exercise	775,065,591	387,532,795.50	Outstanding : 13,336,166

3. Outstanding Warrants/TSR   :

    Outstanding Convertible Bonds:

    Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

    Name   : Caroline Chang

    Authorised Signature :

    Designation   : Secretary   Date   : 2 December 2003

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
10000	$2.30	23000	Yeo Puay Hoon (Mrs Mak Puay Hoon)
4000	$2.13	8520	Koh Soon Hoe, Irene
12000	$2.13	25560	Tok Soo Hwa
	Total value of shares exercised =	57080	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.80		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution / Declaration** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ] **Retrieve Details**

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
                         ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] **Retrieve Address**

Block/House No. : [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]
           [   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] **Search**

Registration No. : *   [198003912M] **Retrieve Details**

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 0.50

b) No. of shares allotted : | 10000

c) Class of shares allotted : | Ordinary ▼

d) Currency : | SINGAPORE DOLLAR (099) ▼

e) Date of allotment : | 01/12/2003   (dd/mm/yyyy)

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biZFILE

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **0.50**

Amount of Authorised Share Capital :   **1500000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital :   **387524795.50 0.00   0.00**

Amount of Paid-up Share Capital :   **387524795.50 0.00   0.00**

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.63		

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biz FILE

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ] Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
                  ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] Retrieve Address

Block/House No. : [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]

[   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] Search

Registration No. : *   [198003912M] Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   16000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   01/12/2003   (dd/mm/yyyy)

Save   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387532795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387532795.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

2 December 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 26,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 26,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
    General Manager (Group Legal)
    Keppel Corporation Limited
    1 HarbourFront Avenue,
    #18-01 Keppel Bay Tower
    Singapore 098632
    Fax No: 64136391

cc: Temasek Holdings
    (Attn: Mr Jeffrey Chua)
    GFD
    GC
    GM (GTR)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	775,039,591	
SHARE OPTION SCHEME	26,000	01.12.2003
TOTAL	775,065,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS



Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

26 November 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities
Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 60,000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 60,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 26TH DAY OF NOVEMBER 2003

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __60,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __60,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares : **Pari Passu**

   (*If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.*)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	774,979,591	387,489,795.50	Before Exercise : 13,422,166
			Add Exercise	60,000	30,000.00	Less Exercise : (60,000)
			After Exercise	775,039,591	387,519,795.50	Outstanding : 13,362,166

3. Outstanding Warrants/TSR :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

   Name : Caroline Chang

   Authorised Signature :

   Designation : Secretary

   Date : 26 November 2003

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME
("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
60000	$2.13	127800	Wong Ngiam Jih
	Total value of shares exercised =	127800	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees Particulars**	**List of Shareholders after the Allotment**	**Summary of Capital**

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	60000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.63		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a considreartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ] Retrieve Details

Identification Type : *   [NRIC ▾]

Name : *   [   ]

Nationality : *   [▾]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] Retrieve Address

Block/House No. : [▾]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]

[   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▾] Search

Registration No. : *   [198003912M] Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 60000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/11/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share
Capital : **1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	387519795.50	0.00	0.00
Amount of Paid-up Share Capital :	387519795.50	0.00	0.00

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

26 November 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 60,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 60,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
      General Manager (Group Legal)
      Keppel Corporation Limited
      1 HarbourFront Avenue,
      #18-01 Keppel Bay Tower
      Singapore 098632
      Fax No: 64136391

cC: Temasek Holding
(Attn: Mr Jeffrey Chua)
GFD
GC
GM (GZK)
( )

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	774,979,591	
SHARE OPTION SCHEME	60,000	24.11.2003
TOTAL	775,039,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

24 November 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities
Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 14,000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 14,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 24 DAY OF NOVEMBER 2003

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __14,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __14,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

    (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000	Before Exercise	774,965,591	387,482,795.50	Before Exercise :	13,436,166
			Add Exercise	14,000	7,000.00	Less Exercise :	(14,000)
			After Exercise	774,979,591	387,489,795.50	Outstanding :	13,422,166

3. Outstanding Warrants/TSR   :

    Outstanding Convertible Bonds:

    Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on   __7TH MAY 1987.__

    Name   : Caroline Chang

    Authorised Signature : _____

    Designation   : Secretary   Date   : 24 November 2003

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
14000	$2.68	37520	Toh Phui Ying, Audrey
	Total value of shares exercised =	37520	.

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price



REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.18		

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biz FILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution /
Declaration | Share payable in
cash | For a consideartion
other than cash | Share Capital /
Allottees
Particulars | List of
Shareholders after
the allotment | Summary
of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

C Allottee is an Individual
⊙ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ] Retrieve Details

Identification Type : *   [NRIC ▾]

Name : *   [   ]

Nationality : *   [▾]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ⊙ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] Retrieve Address

Block/House No. : [▾]

Street Name :

Unit : #[   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]

[   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▾] Search

Registration No. : *   [198003912M] Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 14000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 21/11/2003 (dd/mm/yyyy)

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bizFILE
RCB

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **387489795.50 0.00   0.00**

Amount of Paid-up Share Capital : **387489795.50 0.00   0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

24 November 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 14,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 14,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Mr Jeffrey Chua)

GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	774,965,591	
SHARE OPTION SCHEME	14,000	21.11.2003
TOTAL	774,979,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

21 November 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
         RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 4,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 4,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 21 DAY OF NOVEMBER 2003

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __4,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __4,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

    (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000	Before Exercise	774,961,591	387,480,795.50	Before Exercise :	13,440,166
			Add Exercise	4,000	2,000.00	Less Exercise :	(4,000)
			After Exercise	774,965,591	387,482,795.50	Outstanding :	13,436,166

3. Outstanding Warrants/TSR   :

    Outstanding Convertible Bonds:

    Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

    Name   : Caroline Chang

    Authorised Signature :

    Designation   : Secretary   Date   : 21 November 2003

__Enclosures :__

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
4000	$2.13	8520	Chen Wai Yin, May
	Total value of shares exercised =	8520	

Notes:

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.63		

Save	Delete Issued Share	Reset	Back

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a considearion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ] Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
                        ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] Retrieve Address

Block/House No. : [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]

[   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] Search

Registration No. : *   [198003912M] Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/11/2003 (dd/mm/yyyy)

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biZFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**
Nominal Value per Share :	**0.50**
Amount of Authorised Share Capital :	**1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387482795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387482795.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

21 November 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 4,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 4,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	774,961,591	
SHARE OPTION SCHEME	4,000	20.11.2003
TOTAL	774,965,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

19 November 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities
Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 80,000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 80,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 19 DAY OF NOVEMBER 2003

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __80,000__ SHARES/STOCK UNITS OF _$0.50_ EACH FULLY PAID

ARISING FROM THE __80,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	774,881,591	387,440,795.50	Before Exercise : 13,520,166
			Add Exercise	80,000	40,000.00	Less Exercise : (80,000)
			After Exercise	774,961,591	387,480,795.50	Outstanding : 13,440,166

3. Outstanding Warrants/TSR   :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

   Name   : Caroline Chang

   Authorised Signature :

   Designation   : Secretary   Date   : 19 November 2003

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
80000	$3.54	283200	Sim Kee Boon
	Total value of shares exercised =	283200	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees Particulars**	**List of Shareholders after the Allotment**	**Summary of Capital**

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	80000		

Amount paid or due and payable on each share

paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.04		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ Allottee is an Individual

◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ]   Retrieve Details

Identification Type : *   [NRIC ▾]

Name : *   [   ]

Nationality : *   [▾]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
           ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [   ]   Retrieve Address

Block/House No. :   [▾]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   [   ]

[   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▾]   Search

Registration No. : *   [198003912M]   Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   80000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   18/11/2003   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**
Nominal Value per Share :	**0.50**
Amount of Authorised Share Capital :	**1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387480795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387480795.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

19 November 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 80,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 80,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holding
(Attn: Mr Jeffrey Chua)

GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	774,881,591	
SHARE OPTION SCHEME	80,000	18.11.2003
TOTAL	774,961,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

 

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

12 November 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities
Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 25,000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 25,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 12 DAY OF NOVEMBER 2003

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __25,000__ SHARES/STOCK UNITS OF _$0.50_ EACH FULLY PAID

ARISING FROM THE __25,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	774,856,591	387,428,295.50	Before Exercise : 13,545,166
			Add Exercise	25,000	12,500.00	Less Exercise : (25,000)
			After Exercise	774,881,591	387,440,795.50	Outstanding : 13,520,166

3. Outstanding Warrants/TSR :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

   Name   : Caroline Chang

   Authorised Signature :

   Designation   : Secretary   Date   : 12 November 2003

Enclosures :

a.   A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b.   Confirmation of despatch of Share/Stock Certificates.
c.   Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d.   Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks
			Exercised By:
10000	$2.30	23000	Yeo Puay Hoon (Mrs Mak Puay Hoon)
12000	$2.30	27600	Tong Wai Mun, Stefan
3000	$2.13	6390	Wang Gek Wah, Julia
	Total value of shares exercised =	56990	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.80		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution /
Declaration | Share payable in
cash | For a consideartion
other than cash | Share Capital /
Allottees
Particulars | List of
Shareholders after
the allotment | Summary
of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ] Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ● Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] Retrieve Address

Block/House No. : [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]
          [   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] Search

Registration No. : *   [198003912M] Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   22000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   11/11/2003   (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **0.50**

Amount of Authorised Share Capital :   **1500000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital :   **387439295.50   0.00   0.00**

Amount of Paid-up Share Capital :   **387439295.50   0.00   0.00**

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		

Amount paid or due and
payable on each share

paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.63		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ] Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] Retrieve Address

Block/House No. : [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]

[   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] Search

Registration No. : *   [198003912M] Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   3000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   11/11/2003 (dd/mm/yyyy)

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Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**
Nominal Value per Share :	**0.50**
Amount of Authorised Share Capital :	**1500000000.00**
Class of Shares :	Ordinary Preference Others
Amount of Issued Share Capital :	**387440795.50 0.00 0.00**
Amount of Paid-up Share Capital :	**387440795.50 0.00 0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

12 November 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 25,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 25,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c c: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	774,856,591	
SHARE OPTION SCHEME	25,000	11.11.2003
TOTAL	774,881,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS



Képpel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

10 November 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 30,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 30,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 10 DAY OF NOVEMBER 2003

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __30,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __30,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	774,826,591	387,413,295.50	Before Exercise : 13,575,166
			Add Exercise	30,000	15,000.00	Less Exercise : (30,000)
			After Exercise	774,856,591	387,428,295.50	Outstanding : 13,545,166

3. Outstanding Warrants/TSR   :

    Outstanding Convertible Bonds:

    Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__**

    Name   : **Caroline Chang**

    Authorised Signature :

    Designation   : **Secretary**   Date   : **10 November 2003**

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME
("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
3000	$3.84	11520	Koh Tah Seng
25000	$3.84	96000	Toh Ko Lin
2000	$2.13	4260	Yu Teck Lim, Doreen
	Total value of shares exercised =	111780	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	28000		

Amount paid or due and payable on each share

| paid : | 0.50 | | |
| due and payable : | 0 | | |

| Amount of premium paid or payable on each share : | 3.34 | | |

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution / Declaration** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ]   Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
                                 ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [   ]   Retrieve Address

Block/House No. : [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]

[   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼]   Search

Registration No. : *   [198003912M]   Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   28000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   07/11/2003   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387427295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387427295.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		

Amount paid or due and payable on each share

paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.63		

Save | Delete Issued Share | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution /
Declaration | Share payable in
cash | For a consideartion
other than cash | Share Capital /
Allottees Particulars | List of Shareholders
after the allotment | Summary
of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	NRIC ▾
Name : *	[ ]
Nationality : *	[▾]
Mobile No :	[ ]
Occupation :	[ ]
Email Address :	[ ]
Address Type : *	◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :	[ ] Retrieve Address
Block/House No. :	[▾]
Street Name :	
Unit :	# [ ] - [ ]
Building/Estate Name :	

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]
[   ]

If Allottee is NOT an Individual :

Shareholder Category : *	Company / Foreign Branch ▾ Search
Registration No. : *	198003912M Retrieve Details
Name :	**THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   2000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   07/11/2003   (dd/mm/yyyy)

Save   Reset   Back

 REGISTRY OF COMPANIES AND BUSINESSES **biz**FILE
RCB   :: online filing transactions

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387428295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387428295.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

10 November 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 30,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 30,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	774,826,591	
SHARE OPTION SCHEME	30,000	7.11.2003
TOTAL	774,856,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

5 November 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 11,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 11,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 05 DAY OF NOVEMBER 2003

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __11,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __11,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu

    (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	774,815,591	387,407,795.50	Before Exercise : 13,586,166
			Add Exercise	11,000	5,500.00	Less Exercise : (11,000)
			After Exercise	774,826,591	387,413,295.50	Outstanding : 13,575,166

3. Outstanding Warrants/TSR :

    Outstanding Convertible Bonds:

    Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

    Name   : Caroline Chang

    Authorised Signature :

    Designation   : Secretary   Date   : 5 November 2003

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
5000	$2.30	11500	Tan Chen Choo, Mavis
1000	$2.13	2130	Kwok Poh Chee, Dorothy
5000	$2.13	10650	Tan Chen Choo, Mavis
	Total value of shares exercised =	24280	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.80		

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Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [_____] [Retrieve Details]

Identification Type : *   [NRIC ▼]

Name : *   [_____]

Nationality : *   [_____ ▼]

Mobile No :   [_____]

Occupation :   [_____]

Email Address :   [_____]

Address Type : *   ◉ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [_____] [Retrieve Address]

Block/House No. : [___▼]

Street Name :

Unit : # [____] - [____]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [_____]

[_____]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] [Search]

Registration No. : *   [198003912M] [Retrieve Details]

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   5000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   04/11/2003   (dd/mm/yyyy)



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RCB   :: online filing transactions   **bizFILE**

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **387410295.50 0.00   0.00**

Amount of Paid-up Share Capital : **387410295.50 0.00   0.00**

REGISTRY OF COMPANIES AND BUSINESSES
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RCB

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.63		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
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RCB
bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : *   [   ] Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] Retrieve Address

Block/House No. : [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]
[   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] Search

Registration No. : *   [198003912M] Retrieve Details

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   6000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   04/11/2003   (dd/mm/yyyy)

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RCB

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital : **387413295.50   0.00   0.00**

Amount of Paid-up Share Capital : **387413295.50 0.00   0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

5 November 2003

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 11,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 11,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Mr Jeffrey Chua)

GFD

GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	774,815,591	
SHARE OPTION SCHEME	11,000	4.11.2003
TOTAL	774,826,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS